General Government Securities Money Market Fund

ANNUAL REPORT November 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General Government Securities Money Market Fund, covering the 12-month period from December 1, 2003, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

Although the U.S. economy recently has alternated between signs of weakness and strength, the Federal Reserve Board has raised short-term interest rates four times since June 2004. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases may follow in 2005. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did General Government Securities Money Market Fund perform during the period?

Over the 12-month period ended November 30, 2004, the fund produced yields of 0.51% for Class A shares and 0.32% for Class B shares. Taking into account the effects of compounding, the fund also produced effective yields of 0.51% for Class A shares and 0.32% for Class B shares for the same period.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests solely in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements collateralized by these securities.

What other factors influenced the fund's performance?

The fund was primarily influenced by a strengthening U.S. economy, which led to higher short-term interest rates during the second half of the reporting period.

In December 2003, the U.S. economy already appeared to be growing more robustly. However, inflation remained near historically low levels as labor markets remained weak and corporations had little room to raise prices of goods and services. As a result, the Federal Reserve Board (the "Fed"), in its public comments at the time, indicated that it could be "patient" before moving away from the aggressively accommodative monetary policy it had implemented in the aftermath of the September 11 terrorist attacks.

These relatively benign market conditions persisted through the first quarter of 2004. In April, however, an unexpectedly strong employment report rekindled concerns that inflationary pressures might finally have begun to resurface. As the spring progressed, higher energy and commodity prices appeared to lend credence to this view, and money market yields began to rise at the longer end of the maturity spectrum. However, the short-end of the money market yield curve remained anchored by the prevailing 1% federal funds rate.

While the Fed left interest rates unchanged in May, it indicated in its public comments that future rate hikes were likely to be "measured." Soon thereafter, employment data showed a second consecutive month of robust gains, causing investors to anticipate that the Fed might begin to tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's move, the money markets already had reflected its impact.

Most analysts believed that the June rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. Nonetheless, most investors expected the Fed to increase the federal funds rate at its next meeting in August, and money market yields reflected those expectations. Then, as expected, the Fed raised short-term rates in August, and again at its meetings in September and November, driving the federal funds rate to 2%, where it remained through the end of the reporting period.

In its November announcement, the Fed stated that it believes that current monetary policy remains accommodative, which we believe sets the stage for further rate increases at upcoming meetings. In the meantime, economic activity continued to advance in November, with both GDP and job creation showing solid gains.

In this improving economic environment, we began to adopt a more defensive investment posture in the spring of 2004 when inflation concerns intensified, allowing the fund's weighted average maturity to fall toward a position we consider in line with industry averages.

What is the fund's current strategy?

After the reporting period, the Fed again raised short-term interest rates another 25 basis points at its December 14 meeting, as many investors anticipated. We generally have continued to maintain the fund's neutral weighted average maturity, which we believe allows us to position the fund accordingly to reflect prevailing market conditions and the proximity of upcoming Fed meetings. Of course, we are prepared to adjust our positioning as market conditions evolve.

December 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yields provided for the fund's Class B shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of 0.27% and an effective yield of 0.27%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Government Securities Money Market Fund from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2004

	Class A	Class B
Expenses paid per $1,000†	$ 3.96	$ 5.01
Ending value (after expenses)	$1,003.50	$1,002.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

	Class A	Class B
Expenses paid per $1,000†	$ 3.99	$ 5.05
Ending value (after expenses)	$1,021.05	$1,020.00

† *Expenses are equal to the fund's annualized expense ratio of .79% for Class A shares and 1.00% for Class B shares; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2004

U.S. Government Agencies—108.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Notes			
11/23/2005	2.06 [a]	110,000,000	110,005,868
6/1/2006	2.04 [a]	100,000,000	100,000,000
Federal Farm Credit Banks, Notes			
12/15/2004	1.27	30,000,000	30,029,284
Federal Home Loan Banks, Discount Notes			
12/1/2004	1.93	101,300,000	101,300,000
12/10/2004	1.99	50,000,000	49,975,125
4/1/2005	2.03	50,000,000	49,858,537
Federal Home Loan Banks, Floating Rate Notes			
12/2/2004	2.02 [a]	100,000,000	100,000,029
4/11/2006	2.06 [a]	100,000,000	99,918,425
Federal Home Loan Banks, Notes			
3/11/2005	1.42	75,000,000	75,000,000
4/29/2005	1.32	50,000,000	50,000,000
Federal Home Loan Mortgage Corporation, Discount Notes			
12/14/2004	1.79	50,000,000	49,967,771
12/20/2004	1.63	94,500,000	94,419,203
Federal National Mortgage Association, Discount Notes			
12/14/2004	2.01	100,000,000	99,927,417
12/22/2004	1.86	75,000,000	74,918,844
2/9/2005	1.83	50,000,000	49,824,028
Federal National Mortgage Association, Floating Rate Notes			
1/10/2005	2.03 [a]	100,000,000	99,994,521
3/10/2005	2.03 [a]	50,000,000	50,000,000

U.S. Government Agencies (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal National Mortgage Association, Notes 4/19/2005	1.29	50,000,000	50,000,000
Total U.S. Government Agencies (cost $1,335,139,052)			**1,335,139,052**
Total Investments (cost $1,335,139,052)		**108.0%**	**1,335,139,052**
Liabilities, Less Cash and Receivables		**(8.0%)**	**(98,980,757)**
Net Assets		**100.0%**	**1,236,158,295**

[a]   *Variable interest rate—subject to periodic change.*
See notes to financial statements

Portfolio Summary †

	Value (%)
Federal Home Loan Banks	42.5
Federal National Mortgage Association	34.4
Federal Farm Credit Banks	19.4
Federal Home Loan Mortgage Corporation	11.7
	108.0

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,335,139,052	1,335,139,052
Interest receivable		2,426,278
Prepaid expenses and other assets		121,366
		1,337,686,696
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		876,152
Cash overdraft due to Custodian		494,925
Payable for investment securities purchased		100,000,000
Payable for shares of Common Stock redeemed		61,327
Accrued expenses		95,997
		101,528,401
Net Assets ($)		**1,236,158,295**
Composition of Net Assets ($):		
Paid-in capital		1,236,271,410
Accumulated net realized gain (loss) on investments		(113,115)
Net Assets ($)		**1,236,158,295**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	517,062,894	719,095,401
Shares Outstanding	517,166,039	719,105,371
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2004

Investment Income ($):	
Interest Income	**17,702,640**
Expenses:	
Management fee–Note 2(a)	6,890,947
Shareholder servicing costs–Note 2(c)	2,929,817
Distribution, service and prospectus fees–Note 2(b)	2,777,675
Registration fees	153,941
Custodian fees	105,257
Directors' fees and expenses–Note 2(d)	39,810
Professional fees	36,932
Shareholders' reports	20,627
Miscellaneous	30,781
Total Expenses	**12,985,787**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(480,655)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,139)
Net Expenses	**12,499,993**
Investment Income-Net	**5,202,647**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(25,251)**
Net Increase in Net Assets Resulting from Operations	**5,177,396**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2004	2003
Operations ($):		
Investment income-net	5,202,647	6,313,026
Net realized gain (loss) on investments	(25,251)	(13,107)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,177,396**	**6,299,919**
Dividends to Shareholders from ($):		
Investment income-net:		
Class A shares	(2,660,222)	(3,236,754)
Class B shares	(2,542,425)	(3,076,272)
Total Dividends	**(5,202,647)**	**(6,313,026)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	4,842,109,144	4,700,029,832
Class B shares	2,137,153,767	2,477,298,303
Dividends reinvested:		
Class A shares	2,639,890	3,173,385
Class B shares	2,441,658	2,641,589
Cost of shares redeemed:		
Class A shares	(4,893,535,421)	(4,799,318,073)
Class B shares	(2,353,522,979)	(2,561,173,141)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(262,713,941)**	**(177,348,105)**
Total Increase (Decrease) in Net Assets	**(262,739,192)**	**(177,361,212)**
Net Assets ($):		
Beginning of Period	1,498,897,487	1,676,258,699
End of Period	**1,236,158,295**	**1,498,897,487**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
Class A Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.005	.005	.014	.040	.054
Distributions:					
Dividends from investment income−net	(.005)	(.005)	(.014)	(.040)	(.054)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.52	.52	1.38	4.05	5.54
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79	.77	.77	.77	.76
Ratio of net expenses to average net assets	.79	.77	.77	.77	.76
Ratio of net investment income to average net assets	.51	.52	1.38	3.85	5.40
Net Assets, end of period ($ X 1,000)	517,063	565,857	661,976	804,956	574,630

See notes to financial statements.

Class B Shares	Year Ended November 30,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.003	.003	.011	.037	.052
Distributions:					
Dividends from investment income−net	(.003)	(.003)	(.011)	(.037)	(.052)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.32	.29	1.14	3.81	5.29
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.03	1.03	1.04	1.03
Ratio of net expenses to average net assets	.98	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.30	.29	1.13	3.60	5.15
Net Assets, end of period ($ X 1,000)	719,095	933,041	1,014,283	826,720	552,238

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

General Government Securities Money Market Fund (the "fund") is a separate diversified series of General Government Securities Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 16 billion shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class A (10 billion shares authorized) and Class B (6 billion shares authorized). Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2004, sub-accounting service fees amounted to $426,538 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions deemed to be creditworthy by the fund's Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income–net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2004, the components of accumulated earnings on a tax basis was substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $118,359 is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2004. If not applied, $21,009 of the carryover expires in fiscal 2005, $17,123 expires in fiscal 2007, $41,869 expires in fiscal 2008, $13,108 expires in fiscal 2011 and $25,250 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2004 and November 30, 2003, respectively were all ordinary income.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended November 30, 2004, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan with respect to Class A shares (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005 of 1% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing their shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20 of 1% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended November 30, 2004, Class A shares were charged $1,058,447 pursuant to the Plan.

Under the Distribution Plan with respect to Class B shares ("Class B Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005 of 1% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an aggregate annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B. During the period ended November 30, 2004, Class B shares were charged $1,719,228 pursuant to the Class B Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2004, Class A shares were charged $253,649 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class B for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2003 through November 30, 2004, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.01% of the value of the average daily net assets of Class B. In addition, the Manager may at times, limit certain money market fund expenses in an effort to enhance yields of a fund, or a particular class of a fund, as applicable, because of low interest rates. The Manager limited fund expenses on the fund (Class B) to maintain a minimum yield of 15 basis points. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended November 30, 2004, Class B shares were charged $2,132,749 pursuant to the Class B Shareholder Services Plan, of which $480,655 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement, for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $42,200 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $507,035, Rule 12b-1 distribution plan fees $202,669, shareholder services plan fees $178,045 and transfer agency per account fees $7,000, which are offset against an expense reimbursement currently in effect in the amount of $18,597.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General Government Securities Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of General Government Securities Money Market Fund (one of the funds comprising General Government Securities Money Market Funds, Inc.) as of November 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of November 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General Government Securities Money Market Fund at November 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 7, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For state individual income tax purposes, the fund hereby designates 47.81% of the ordinary income dividends paid during its fiscal year ended November 30, 2004 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (1982)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1982)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

————————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

General Government Securities Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0975AR1104

General
Treasury Prime
Money Market Fund

ANNUAL REPORT November 30, 2004



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General Treasury Prime Money Market Fund, covering the 12-month period from December 1, 2003, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

Although the U.S. economy recently has alternated between signs of weakness and strength, the Federal Reserve Board has raised short-term interest rates four times since June 2004. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases may follow in 2005. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did General Treasury Prime Money Market Fund perform during the period?

Over the 12-month period ended November 30, 2004, the fund produced yields of 0.41% for Class A shares, 0.27% for Class B shares and 0.25% for Class X shares. Taking into account the effects of compounding, the fund also produced effective yields of 0.42% for Class A shares, 0.27% for Class B shares and 0.25% for Class X shares for the same period.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its assets in U.S. Treasury securities.

What other factors influenced the fund's performance?

The fund was primarily influenced by a strengthening U.S. economy, which led to higher short-term interest rates during the second half of the reporting period.

In December 2003, the U.S. economy already appeared to be growing more robustly. However, inflation remained near historically low levels as labor markets remained weak and corporations had little room to raise prices of goods and services. As a result, the Federal Reserve Board (the "Fed"), in its public comments at the time, indicated that it could be "patient" before moving away from the aggressively accommodative monetary policy it had implemented in the aftermath of the September 11 terrorist attacks.

These relatively benign market conditions persisted through the first quarter of 2004. In April, however, an unexpectedly strong employment report rekindled concerns that inflationary pressures might

finally have begun to resurface. As the spring progressed, higher energy and commodity prices appeared to lend credence to this view, and money market yields began to rise at the longer end of the maturity spectrum. However, the short-end of the money market yield curve remained anchored by the prevailing 1% federal funds rate.

While the Fed left interest rates unchanged in May, it indicated in its public comments that future rate hikes were likely to be "measured." Soon thereafter, employment data showed a second consecutive month of robust gains, causing investors to anticipate that the Fed might begin to tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's move, the money markets already had reflected its impact.

Most analysts believed that the June rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. Nonetheless, most investors expected the Fed to increase the federal funds rate at its next meeting in August, and money market yields reflected those expectations. Then, as expected, the Fed raised short-term rates in August, and again at its meetings in September and November, driving the federal funds rate to 2%, where it remained through the end of the reporting period.

In its November announcement, the Fed stated that it believes that current monetary policy remains accommodative, which we believe sets the stage for further rate increases at upcoming meetings. In the meantime, economic activity continued to advance in November, with both GDP and job creation showing solid gains.

In this improving economic environment, we began to adopt a more defensive investment posture in the spring of 2004 when inflation concerns intensified, allowing the fund's weighted average maturity to fall toward a position we consider in line with industry averages.

What is the fund's current strategy?

After the reporting period, the Fed again raised short-term interest rates another 25 basis points at its December 14 meeting, as many investors anticipated. We generally have continued to maintain the fund's neutral weighted average maturity, which we believe allows us to position the fund accordingly to reflect prevailing market conditions and the proximity of upcoming Fed meetings. Of course, we are prepared to adjust our positioning as market conditions evolve.

December 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yields provided for the fund's Class A, Class B and Class X shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class A shares would have produced a yield of 0.28% and an effective yield of 0.28%, the fund's Class B shares would have produced a yield of 0.04% and an effective yield of 0.04%, and the fund's Class X shares would have produced a yield of −0.13% and an effective yield of −0.13%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Treasury Prime Money Market Fund from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2004

	Class A	Class B	Class X
Expenses paid per $1,000†	$ 4.01	$ 4.95	$ 5.05
Ending value (after expenses)	$1,003.00	$1,002.00	$1,001.80

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

	Class A	Class B	Class X
Expenses paid per $1,000†	$ 4.04	$ 5.00	$ 5.10
Ending value (after expenses)	$1,021.00	$1,020.05	$1,019.95

† *Expenses are equal to the fund's annualized expense ratio of .80% for Class A; .99% for Class B, and 1.01% for Class X; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

6

STATEMENT OF INVESTMENTS

November 30, 2004

U.S. Treasury Bills−98.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
12/2/2004	1.83	3,470,000	3,469,823
12/9/2004	1.86	6,822,000	6,819,180
12/16/2004	1.91	600,000	599,523
12/23/2004	1.54	9,000,000	8,991,585
12/30/2004	1.71	6,000,000	5,991,783
2/10/2005	1.83	4,800,000	4,782,818
4/7/2005	2.00	1,570,000	1,559,034
4/28/2005	2.06	2,000,000	1,983,226
Total Investments (cost $34,196,972)		**98.6%**	**34,196,972**
Cash and Receivables (Net)		**1.4%**	**469,013**
Net Assets		**100.0%**	**34,665,985**

Portfolio Summary (Unaudited)†

	Value (%)
U.S. Treasury Bills	**98.6**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	34,196,972	34,196,972
Cash		501,201
Prepaid expenses		26,226
		34,724,399
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		23,820
Accrued expenses		34,594
		58,414
Net Assets ($)		**34,665,985**
Composition of Net Assets ($):		
Paid-in capital		34,666,339
Accumulated net realized gain (loss) on investments		(354)
Net Assets ($)		**34,665,985**

Net Asset Value Per Share

	Class A	Class B	Class X
Net Assets ($)	4,847,598	29,805,888	12,499
Shares Outstanding	4,847,327	29,806,512	12,500
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended November 30, 2004

Investment Income ($):	
Interest Income	**444,355**
Expenses:	
Management fee–Note 2(a)	189,152
Shareholder servicing costs–Note 2(c)	102,411
Distribution, service and prospectus fees–Note 2(b)	77,875
Auditing fees	23,800
Custodian fees	8,646
Prospectus and shareholders' reports	5,874
Registration fees	2,590
Directors' fees and expenses–Note 2(d)	1,574
Legal fees	219
Miscellaneous	4,106
Total Expenses	**416,247**
Less–reduction in service plan fees and shareholder servicing costs due to undertaking–Note 2 (b,c)	(78,544)
Net Expenses	**337,703**
Investment Income-Net	**106,652**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**299**
Net Increase in Net Assets Resulting from Operations	**106,951**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2004	2003
Operations ($):		
Investment income−net	106,652	180,155
Net realized gain (loss) on investments	299	(589)
Net Increase (Decrease) in Net Assets Resulting from Operations	**106,951**	**179,566**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(30,296)	(103,233)
Class B shares	(76,324)	(76,896)
Class X shares	(32)	(26)
Total Dividends	**(106,652)**	**(180,155)**
Capital Stock Transactions (1.00 per share):		
Net proceeds from shares sold:		
Class A shares	24,472,025	48,879,828
Class B shares	118,285,224	154,799,623
Dividends reinvested:		
Class A shares	29,315	101,992
Class B shares	76,318	76,896
Cost of shares redeemed:		
Class A shares	(45,968,554)	(53,095,000)
Class B shares	(119,092,469)	(147,217,919)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(22,198,141)**	**3,545,420**
Total Increase (Decrease) in Net Assets	**(22,197,842)**	**3,544,831**
Net Assets ($):		
Beginning of Period	56,863,827	53,318,996
End of Period	**34,665,985**	**56,863,827**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Year Ended November 30,				
	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.004	.004	.011	.034	.051
Distributions:					
Dividends from investment income—net	(.004)	(.004)	(.011)	(.034)	(.051)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.42	.39	1.07	3.49	5.21
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.93	.85	.78	.88	1.23
Ratio of net expenses to average net assets	.80	.80	.78	.80	.80
Ratio of net investment income to average net assets	.34	.38	1.13	3.25	5.49
Net Assets, end of period ($ X 1,000)	4,848	26,315	30,428	66,694	20,179

[a] From December 1, 1999 (commencement of operations) to November 30, 2000.
See notes to financial statements.

	Year Ended November 30,				
Class B Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.003	.002	.009	.032	.049
Distributions:					
Dividends from investment income–net	(.003)	(.002)	(.009)	(.032)	(.049)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.28	.24	.86	3.27	5.00
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.15	1.12	1.08	1.13	5.97
Ratio of net expenses to average net assets	.92	.94	1.00	1.00	1.00
Ratio of net investment income to average net assets	.26	.24	.84	2.94	5.14
Net Assets, end of period ($ X 1,000)	29,806	30,537	22,878	11,987	5,385

[a] *From December 1, 1999 (commencement of operations) to November 30, 2000.*
See notes to financial statements.

	Year Ended November 30,				
Class X Shares	2004	2003	2002	2001	2000 [a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.003	.002	.008	.032	.048
Distributions:					
Dividends from investment income—net	(.003)	(.002)	(.008)	(.032)	(.048)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.25	.21	.82	3.22	4.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.32	1.29	1.47	4.29	21.18
Ratio of net expenses to average net assets	.94	.96	1.05	1.05	1.05
Ratio of net investment income to average net assets	.25	.21	.74	3.03	4.55
Net Assets, end of period ($ X 1,000)	12	12	12	1	1

[a] *From December 1, 1999 (commencement of operations) to November 30, 2000.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

General Treasury Prime Money Market Fund, (the "fund") is a separate diversified series of General Government Securities Money Market Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 3 billion shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (1 billion shares authorized), Class B (1 billion shares authorized) and Class X (1 billion shares authorized). Class A, Class B and Class X shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B and Class X shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and Class X shares are subject to Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2004, sub-accounting service fees amounted to $14,476 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income–net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $354 is available to be applied against future net securities profits, if any, realized subsequent to November 30, 2004. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2004 and November 30, 2003, were all ordinary income.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1 ½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended November 30, 2004, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan with respect to Class A (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any full fiscal year of the fund, the greater of $100,000 or .005 of 1% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing their shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20 of 1% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended November 30, 2004, Class A shares were charged $18,240 pursuant to the Plan, of which $6,527 was reimbursed by the Manager, due to an undertaking. See Note 2(c).

Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005 of 1% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B. During the period ended November 30, 2004, Class B shares were charged $59,604 pursuant to the Class B Distribution Plan. See Note 2(c).

Under the Distribution Plan with respect to Class X ("Class X Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class X shares pay the Distributor for distributing Class X shares at an annual rate of .25 of 1% of the value of the average daily net assets of Class X. During the period ended November 30, 2004, Class X shares were charged $31 pursuant to the Class X Distribution Plan, of which $16 was reimbursed by the Manager.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Manager has undertaken from December 1, 2003 through November 30, 2004, that if the aggregate expenses of Class A shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed .80 of 1% of the value of the average daily net assets of Class A, the Manager would reimburse the expenses of the fund under the Class A Shareholder Services Plan, to the extent of any excess expense and up to the full fee payable under the Class A Shareholder Services Plan. During the period ended November 30, 2004, Class A shares were charged $4,582 pursuant to the Class A Shareholder Services Plan, all of which was reimbursed by the Manager.

Under the Shareholder Services Plan with respect to Class B and Class X ("Shareholder Services Plan"), Class B and Class X shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class B and Class X shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and Class X shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2003 through November 30, 2004, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1%. The Manager had undertaken from December 1, 2003 through November 30, 2004, to reduce the expenses of Class X shares, if the aggregate expenses of Class X shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.05% of the value of the average daily net assets of Class X shares. In addition, the Manager may, at times, limit certain money market fund expenses in an effort to enhance yields of a fund, or a particular class of a fund, as applicable, because of low interest rates. The Manager limited fund expenses on the fund (Class B and Class X) to maintain a minimum yield of 15 basis points. Such expense limitations are voluntary, temporary and may be revised or terminated at any time. During the period ended November 30, 2004, Class B and Class X shares were charged $72,380 and $31, respectively, pursuant to the Shareholder Services Plan, of which $67,388 and $31, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $2,160 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $13,795, Rule 12b-1 distribution plan fees $5,541, shareholder services plan fees $10,038 and transfer agency per account fees $428, which are offset against an expense reimbursement currently in effect in the amount of $5,982.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General Treasury Prime Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of General Treasury Prime Money Market Fund (one of the funds comprising General Government Securities Money Market Funds, Inc.) as of November 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of November 30, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General Treasury Prime Money Market Fund at November 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 7, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For State individual income tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during its fiscal year ended November 30, 2004 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (1982)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1982)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

––––––––––––––––––

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fischer Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

––––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**General Treasury
Prime Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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